Exhibit 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

Solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certify, based on their knowledge, that the WPS Resources Corporation Employee Deferred Compensation Plan (the "Plan") Annual Report on Form 11-K for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the net assets available for benefits of the Plan.

Dated: July 15, 2003

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
WPS Resources Corporation

/s/ Bernard J. Treml
Bernard J. Treml
Vice President - Human Resources
WPS Resources Corporation

A signed original of this certification required by 18 U.S.C. Section 1350 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.